SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM’s Organizational Evolution

TIM Participações S.A. ("Company") (B3: TIMP3; NYSE: TSU) hereby informs its shareholders and the market in general that will release to the press the following communication:

As of August 27, 2018, TIM will evolve its organizational structure, with marketing, sales, caring, corporate and residential markets, and their respective managers, reporting directly to CEO Sami Foguel.

In parallel with the new structure, Pietro Labriola ends the expatriate period in Brazil, after three years as Chief Operating Officer. The executive remains in TIM until September 30 to support and secure the transition phase.

The organizational evolution reinforces the line of proximity to the operations that Sami Foguel has been highlighting since his arrival at the operator: "My purpose is to always be present in the various activities of the company and support employees to perform their functions with excellence, with a continuous focus on the best customer experience, "says Foguel, CEO of TIM Brasil. "TIM has a management with great experience, strength and motivation to successfully face the challenges ahead. A special thanks to Pietro Labriola for having contributed to achieving great results in recent years."

Rio de Janeiro, August 24, 2018.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 20, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.